FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16
of the Securities Exchange Act of 1934

For January 22, 2004

Commission File Number 000-29726

STET Hellas Telecommunications S.A.
(Exact name of registrant as specified in its charter)

STET Hellas Telecommunications S.A.
(Translation of registrant’s name into English)

66 Kifissias Avenue
15125 Maroussi
Athens
Greece
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Exhibit Index
SIGNATURE
Exhibit 99.1

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated January 22, 2004 announcing STET Hellas’ commercial launch of UMTS - first in Greece to offer 3G services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

January 22, 2004

STET Hellas Telecommunications S.A.

By:	/s/ Nikolaos Varsakis Name: Nikolaos Varsakis Title: Chief Executive Officer and Managing Director

EXHIBIT 99.1

Press Release dated January 22, 2004 announcing STET Hellas’ commercial launch of UMTS - first in Greece to offer 3G services.

STET Hellas Telecommunications SA

News for Investors

STET HELLAS COMMERCIALLY LAUNCHES UMTS— FIRST IN GREECE TO OFFER 3G SERVICES

ATHENS, January 22, 2004 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today ushered in the new era of mobile telephony in Greece with the launch of UMTS services— commercially available as of January 27, 2004, further re-affirming the company’s innovation supremacy in the Greek mobile market.

Through UMTS, STET Hellas now offers its contract customers an evolution of their current 2G mobile experience adding video and other new services to the range of available offerings, thereby facilitating and expanding the possibilities for mobile communication. In addition to voice and value-added services, Web and WAP browsing with connection speeds up to 384 kbps and advanced MMS services, STET Hellas’ 3G subscribers will also be able to conduct video calls and actually see the person that they are speaking to.

The company’s UMTS services can be accessed utilizing the Nokia 6650, the Nokia 7600, the Motorola A835, or the Siemens U15 handsets, and will be initially available in the greater Athens and Thessaloniki areas, with UMTS availability in Patra and Irakleion to follow shortly.

STET Hellas’ unique 3G tariff plan, TELESTET 3G 70, is designed to enable users to enjoy various 3G services by offering them 70 minutes of bundled-voice airtime, 40 megabytes of WAP and Web browsing and 15 MMS at a competitive tariff of € 38 per month, with a promotional monthly fee of € 23 for all new customers subscribing to the service up to August 1, 2004. Initially the video call service will be charged at € 0.005 per second for the first month of usage (for each new activation up to August 1, 2004), while afterwards customers will be charged € 0.01 per second. No subsidy will be offered for the TELESTET 3G 70 tariff plan.

“Today, is an important milestone in the evolution of mobile services in Greece and it is fitting that STET Hellas— as Greece’s pioneer of innovative telecommunications solutions, is first to commercially launch 3G services,” noted Mr. Nikolaos Varsakis, Managing Director and Chief Executive Officer of STET Hellas. “In line with our strategy of grasping new opportunities for continuous profitable growth, we will remain at the forefront of Greece’s mobile telephony, fully exploiting all the benefits of this new technology, not only for our customers but also for our business.”

– END –

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.7 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.